Exhibit 3.1

Amendments to the Bylaws of

Stratos International, Inc.

Section 1(1) of the Bylaws is amended and restated to read as follows:

        “(1)       An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix.”